Royal Caridea, LLC. (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Royal Caridea, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 26, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	281,454	191,373
Accounts Receivable	39,548	285
Inventory	64,892	90,559
Other Assets	16,763	14,546
Total Current Assets	402,657	296,763
Non-current Assets		
Land, Trucks and Tractor, Computers and Equipment, and Production System, net of Accumulated Depreciation	2,506,053	2,430,792
Intangible Assets: Patents and Loan Origination Fees, net of Accumulated Amortization	221,750	48,336
Total Non-Current Assets	2,727,804	2,479,129
TOTAL ASSETS	3,130,461	2,775,891
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	90,206	69,299
Accounts Payable - Related Parties	-	29,065
Short Term Debt - Related Parties	26,505	-
Total Current Liabilities	116,711	98,364
Long-term Liabilities		
Notes Payable	3,966,569	2,603,400
Total Long-Term Liabilities	3,966,569	2,603,400
TOTAL LIABILITIES	4,083,279	2,701,763
EQUITY		
Member's Equity	834,088	993,870
Accumulated Deficit	(1,786,906)	(919,742)
Total Equity	(952,819)	74,128
TOTAL LIABILITIES AND EQUITY	3,130,461	2,775,891

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	140,006	1,747
Cost of Revenue	78,162	2,136
Gross Profit	61,844	(389)
Operating Expenses		
Advertising and Marketing	33,777	26,734
General and Administrative	511,109	610,829
Research and Development	-	1,878
Rent and Lease	29,081	94,930
Depreciation	220,366	97,744
Amortization	35	6,661
Total Operating Expenses	794,368	838,776
Operating Income (loss)	(732,523)	(839,165)
Other Income		
Interest Income	44,631	3
Other	-	300
Total Other Income	44,631	303
Other Expense		
Interest Expense	179,273	61,083
Total Other Expense	179,273	61,083
Provision for Income Tax	-	-
Net Income (loss)	(867,165)	(899,945)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(867,165)	(899,945)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	220,366	97,744
Amortization	35	6,661
Accounts Payable	49,972	39,046
Accounts Payable - Related Parties	(29,065)	29,065
Inventory	25,668	(90,559)
Accounts Receivable	(39,264)	(285)
Other	(18)	(14,546)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	227,694	67,126
Net Cash provided by (used in) Operating Activities	(639,470)	(832,819)
INVESTING ACTIVITIES		
Other Investment	(2,000)	-
Furniture, Fixtures, and Equipment	(394,771)	(2,429,592)
Intangibles	-	(25,885)
Net Cash provided by (used by) Investing Activities	(396,771)	(2,455,477)
FINANCING ACTIVITIES		
Loan Origination Costs	(74,505)	(121,628)
Notes Payables	1,334,104	2,447,465
Notes Payables - Related Parties	26,505	-
Member's Contributions/Distributions	(159,782)	1,132,212
Net Cash provided by (used in) Financing Activities	1,126,322	3,458,048
Cash at the beginning of period	191,373	21,621
Net Cash increase (decrease) for period	90,081	169,752
Cash at end of period	281,454	191,373

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2020	(158,139)
Capital Contributions	1,132,212
Capital Distributions	-
Net Income (Loss)	(899,945)
Ending Balance 12/31/2020	74,128
Capital Contributions	180,000
Capital Distributions	(339,782)
Net Income (Loss)	(867,165)
Ending Balance 12/31/2021	(952,819)

Royal Caridea, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Royal Caridea, LLC ("the Company") was formed in Delaware on June 3rd, 2009. The Company is a developer of patented shrimp grow-out technology with the focus on bringing our sustainable fresh never frozen and live shrimp to the US market. Company has grown, harvested, and sold its shrimp since 2020.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of its shrimp products. Revenue is recognized at the time of shipment. Company does not allow for returns because the product is perishable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Land	Infinite	1,334,300	-	-	1,334,300
Building	20	156,527	33,520	-	123,007
Tractor and Trucks	7	76,329	16,346	-	59,983
Production System	7	229,196	49,082	-	180,114
Computers and Equipment	5	1,029,012	220,362	-	808,650
Grand Total	**-**	**2,825,363**	**319,310**	**-**	**2,506,053**

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/21
Website	3	25,885	1,063	-	24,822
Patent	15	9,231	379	-	8,852
Loan Fees	10	196,133	8,057	-	188,076
Grand Total	**-**	**231,249**	**9,499**	**-**	**221,750**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are, at time, collected upfront, but generally paid on terms.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	**Weighted Average Exercise Price**
Total options outstanding, January 1, 2020	900,000	$0.6
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2020	900,000	$0.6
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	900,000	$0.6
Options exercisable, December 31, 2021	-	$0.6

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020	900,000	$0.6
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2020	900,000	$0.6
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	900,000	$0.6

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company’s common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents’ assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management’s estimates. Management has concluded that the estimated fair value of the Company’s stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2021:

Exercise Price	Number Outstanding	Expiration Date
0.6	712,495	11/30/2024
0.6	265,118	12/30/2026
1	110,000	5/30/2028
	1,087,613	

A summary of the warrant activity for the years ended December 31, 2020 and 2021 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2020	-	-
Grants	977,613	0.6
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2020	977,613	0.6
Grants	110,000	1
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2021	1,087,613	0.6
Vested and expected to vest at December 31, 2021	1,087,613	0.6
Exercisable at December 31, 2021	1,087,613	0.6

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has approximately a 4% ownership interest in Dawn Group 6, a construction company, for which the Company has contracted to perform various work on the farm such as plumbing and updating panels. The Company estimates the total expenses throughout the periods under review to this company to be $15,000.

The Company received a loan from Dawn Group 6, an entity for which the Company has a 4% ownership. The loan did not accrue interest and was due in 2022. The Company has currently paid it off in full. The balance of the loan as of December 31st, 2021 was $6,200.

The Company had accounts payable from unit holders in the amount of $29,065 as of December 31st, 2020. The amount was fully paid back in 2021.

A unit holder advanced the Company $20,305 in 2021. In 2022, the unit holder converted the entire amount into equity in the Company. The balance as of December 31st, 2021, was $20,305.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

In July 2020, the Company entered into a loan agreement for $2,200,000 with a third party with a variable interest rate in December 2021 being 5.75% and a maturity date of June 2030. This loan is secured by a shrimp farmland and various equipment. Monthly payments of $26,141 are required. The balance of this loan was $2,142,124 and $2,200,000 as of December 31, 2021, and 2020, respectively.

In May 2021, the Company entered into a loan agreement for $500,000 with a third party with a variable interest rate in December 2021 being 5.75% and a maturity date of April 2030. This loan is secured by a shrimp farmland and various equipment. Monthly payments of $2,475.00 (interest only) are required. The balance of this loan was $500,000 as of December 31, 2021.

Convertible Note - The Company has entered into a convertible note agreement in the amount of $420,000 for the purposes of funding operations. The interest on the note is 6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2021 to 2031. Payment is required if demanded by the holder at maturity. The note is convertible into Units of the Company's common Units at the offering Unit price at the time of a Qualified Equity Offering of at least $4,000,000 offering. The Company is currently making payments of $4,664. The balance of the loan was $401,918 as of December 31st, 2021.

In May 2020, the Company entered into a purchase of land for use as a shrimp farm for $1,000,000 with an interest rate of 6% and a maturity date of July 2031. This loan is secured by the land purchased. Monthly payments of $ $10,370 are required, which includes interest. The balance of this loan was $922,526 as of December 31, 2021, and $979,435 as of December 31, 2020.

See Note 3 – Related Party Transaction for details of an advancement by the CEO and loan entered into with a related party.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$406,584
2023	$372,619
2024	$394,462
2025	$417,414
2026	$441,655
Thereafter	$1,960,340

NOTE 6 – EQUITY

The Company has authorized of 25,000,000 units of which 15,000,00 units are classified as Class A common and 1,000,000 as Class B common and 9,000,000 units as preferred units. The Company has issued and outstanding 8,324,587 units of Class A common. There were no Class B or preferred units issued or outstanding as of December 31st, 2021.

Voting: Common and preferred unit holders are entitled to one vote per unit. The Company has not yet decided on whether to give Class B common holders a vote.

Conversion: Preferred shareholders have the right to convert units into common units at a rate of 1 to 1 at the discretion of the unit holder or automatically in change of control events.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A and B preferred units are entitled to receive prior to, and in preference to, any distribution to the common unitholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 26, 2022, the date these financial statements were available to be issued.

In August of 2022, the Company did a Series A raise of $780,000.

The Company fully paid off the loan in the amount of $6,200 from Dawn Group 6.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.